On December 9, 2014, the Trustees approved a Plan of Reorganization, subject to the approval by shareholders of record of the Fund as of December 19, 2014.

On March 12, 2015 a special meeting of the shareholders of the Angel Oak Multi-Strategy Income Fund was adjourned until March 19, 2015 and further adjourned until March 26, 2015 was held at the offices of the Trust for the purpose of reorganizing the Fund from a series of the Trust to a series of Angel Oak Funds Trust (“New Fund”) and approval of a “manager of managers” arrangement for the New Fund that would grant the New Fund and the Adviser greater flexibility with respect to the use of sub-advisers.

Below are the voting results from the special meeting of the Fund:

	For	Against	Abstain
Agreement and Plan of Reorganization	140,850,052	156,622	453,339
To approve of a “manger of managers” arrangement for the New Fund	94,794,679	46,221,339	443,997